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                            November 17, 2022

       Lisa Tang
       Co-Chief Executive Officer
       Boqii Holding Ltd
       Building 9, No. 388, Shengrong Road, Pudong
       New District, Shanghai 201210
       The People   s Republic of China

                                                        Re: Boqii Holding Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed November 15,
2022
                                                            File No. 333-267919

       Dear Lisa Tang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-3 Filed November 15, 2022

       Holding Company Structure and Contractual Agreements with the VIEs, page
6

   1. We note the diagram on page 12 does not show a transfer of funds from your Free Flow
                                                        Holding Limited
subsidiary to the VIE named Suzhou Xingyun. Please either clarify that there is no transfer of
funds through Free Flow Holding Limited to its associated VIE or revise your disclosure
on page 12 to ensure consistency with the diagram on page 6.
 Lisa Tang
FirstName LastNameLisa  Tang
Boqii Holding Ltd
Comapany 17,
November  NameBoqii
              2022 Holding Ltd
November
Page 2    17, 2022 Page 2
FirstName LastName
      You may contact Rucha Pandit at (202) 551-6022 or Dietrich King at (202) 551-
8071 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Shuang Zhao